August 12, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

RE:          REM Business Solutions, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 31, 2009
File No. 333-158529

Dear Mr. Spirgel:

The following are our responses to your comment letter of August 6, 2009.

Use of Proceeds, page 14

1.           We note your changes in response to our prior comment four in our letter dated July 20, 2009.   However, your disclosure is still inconsistent about how long raising only the minimum will allow you to operate.  We still note conflicting disclosure in your registration statement indicating that the minimum offering amount will allow you to operate six month and on year.  Please reconcile.

Revised for consistency.

Plan of Distribution; Terms of the Offering, page 15

2.           We note your response to our prior comment five in our letter dated July 20, 2009.  However, please revise your disclosure to further discuss the specific allegations brought by the state of Hawaii against Mr. Monroe.  Your added disclosure incorrectly implies that  operating an unaccredited degree granting institution in the state of Hawaii is illegal.

The complete case file can be found at:  http://hawaii.gov/dcca/areas/ocp/udgi/lawsuits/hicp.   The counts alleged against Mr. Monroe included: Failure to Properly Make Statutory Disclosures, Disclosure of Application for Future Accreditation, Failure to Maintain Statutory Agent, Failure to Produce Records, Documents and Information, Illegal Indications or Suggestions of State Approval, Illegal Acceptance of Payments, Deceptive Trade Practices Regarding Pre-Candidacy Status, Deceptive Trade Practices Regarding Candidacy Status, Deceptive Trade Practices Regarding Affiliation, Deceptive Trade Practices Regarding Class Size, Deceptive Trade Practices Regarding Facilities, Deceptive Trade Practices: Systematic Breach of Contracts, Deceptive Trade Practice: Retaliation.

Business, page 20

3.           Please expand your disclosure on page 21 to discuss the concepts and other intellectual property developed by Mr. Monroe.  Briefly describe how these concepts will help REM Business Solutions, Inc. carry out its business plan.  In addition, clarify how “third party service providers” will help develop these concepts.

The concept of our intended plan is to provide business consulting services to future start up organizations.   For full details on services see Service Description.  The intellectual property rights include business plan templates and design, business logo development, web site designs, and data bases of private financial lenders. Third party service providers are out sourced entities that will provide support in the development of future intellectual properties. For example, the company from time to time will need third party assistance with the following: graphic designer, web consultant, or a data based programmer to help with additional technological issues or assistance with the development of products outside the scope of the organization.

Interests of Named Experts and Counsel, page 31

4.           Your reference to Item 509 of Regulation S-B is incorrect.  Revise your disclosure to reflect the definition of an “expert” as defined in Item 509 of Regulation S-K.

Revised to reflect S-K.

Very truly yours,

/s/ Karl Wolters

Karl Wolters, President
REM Business Solutions, Inc.